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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands except ratios)

	Years ended December 31,							Three months ended March 31,
	1999		2000	2001	2002		2003	2003	2004
Fixed Charges:
Interest expense	37,617		$29,654	$47,482	$34,889		$31,305	$7,627	$9,873
Non cash interest expense	3,115		3,008	7,951	13,031		4,969	1,071	1,146
Non cash preferred stock dividend	—		—	—	—		12,774	—	6,387
Interest component of rental expense	514		467	466	293		347	87	87

Total fixed charges	$41,246		$33,129	$55,899	$48,213		$49,395	$8,785	$17,493

Earnings:
Income (loss) before income taxes and cumulative effect of a change in accounting principles	78,446		(35,913)	(104,297)	122,072		(63,979)	(13,922)	(19,897)
Fixed charges	41,246		33,129	55,899	48,213		49,395	8,785	17,493

Adjusted earnings	$119,692		$(2,785)	$(48,398)	$170,285		$(14,585)	$(5,137)	$(2,404)

Ratio of earnings to fixed charges (a)	2.90	x	—	—	3.53	x	—	—	—

(a)
Earnings were insufficient to cover fixed charges for the years ended December 31, 2000, 2001 and 2003 by $35,914, $104,297 and $63,980, respectively, and for the three month period ended March 31, 2004 by $19,897.

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands except ratios)